FINAL - FOR RELEASE

NAVIOS MARITIME HOLDINGS INC. ANNOUNCES FILING OF REGISTRATION STATEMENT FOR INITIAL PUBLIC OFFERING BY NAVIOS MARITIME PARTNERS L.P.

PIRAEUS, GREECE. – October 26, 2007 – Navios Maritime Holdings Inc. (“Navios” or “the Company”) (NYSE: NM), a large, global, vertically integrated seaborne shipping company, announced today that its wholly owned subsidiary, Navios Maritime Partners L.P. (“Navios Partners”), a Marshall Islands limited partnership, has filed a registration statement with the United States Securities and Exchange Commission for an initial public offering of its common units (the “Offering”). The Offering is currently expected to include 10,000,000 common units (or 11,500,000 common units if the underwriters exercise in full their over-allotment option). The Common Units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “NMM.”

Navios Partners will be an owner and operator of certain types of drybulk carriers.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. The securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statement, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Navios Maritime Holdings Inc.

Navios is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece; South Norwalk, Connecticut; Montevideo, Uruguay and Antwerp, Belgium.

Navios’s stock is listed on the NYSE where its Common Shares and Warrants trade under the symbols “NM” and “NM WS,” respectively.

Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Contacts

Public & Investor Relations Contact:

Navios Maritime Holdings Inc.

Investor Relations

+1.212.279.8820

investors@navios.com